Filed pursuant to Rule 424(b)(3)

Registration No. 333-265714

PROSPECTUS SUPPLEMENT NO. 19

(To the Prospectus Dated July 19, 2022)

biote Corp.

Up to 72,069,990 Shares of Class A Common Stock

Up to 67,856,462 Shares of Class A Common Stock

Up to 5,566,666 Warrants

This prospectus supplement supplements the prospectus dated July 19, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-265714), as amended. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 1.01 of the Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 20, 2024 (the “Current Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to up to 72,069,990 shares of our Class A Common Stock consisting of (i) 7,937,500 shares of Class A Common Stock issuable upon the exercise of 7,937,500 warrants (the “Public Warrants”) originally issued in the initial public offering of Haymaker Acquisition Corp. III (the “IPO”) at a price of $10.00 per unit with each unit consisting of one share of HYAC Class A Common Stock (as defined in the Prospectus) and one-fourth of a Public Warrant, (ii) 5,566,666 shares of Class A Common Stock issuable upon the exercise of warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”), which were originally the Sponsor in connection with the IPO at a price of $1.50 per Private Placement Unit and (iii) 58,565,824 shares of Class A Common Stock issuable to the Members (as defined in the Prospectus) upon exercise of the Retained Biote Units (as defined in the Prospectus) pursuant to the Exchange Rights (as defined in the Prospectus), which were originally issued at an assumed price per Retained Biote Unit of approximately $10.00.

In addition, the Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (A) 67,856,462 shares of our Class A Common Stock, consisting of (i) 7,937,500 shares of Class A Common Stock originally issued in a private placement to the Sponsor in connection with the IPO at a price of approximately $0.003 per share, (ii) 5,566,666 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants and (iii) 54,352,296 shares of Class A Common Stock issuable to the Members (as defined in the Prospectus) upon exercise of the Retained Biote Units (as defined in the Prospectus) pursuant to the Exchange Rights (as defined in the Prospectus) and (B) 5,566,666 Private Placement Warrants, which Private Placement Warrants were originally issued at a purchase price of $1.50 per Private Placement Warrant.

Our Class A Common Stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”), under the symbol “BTMD.” On February 20, 2024, the last reported sales price of our Class A Common Stock was $4.63 per share.

We are an “emerging growth company” and “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 21, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 13, 2024 biote Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40128	85-1791125
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1875 W. Walnut Hill Ln #100

Irving, Texas 75038

(Address of principal executive offices, including zip code)

(844) 604-1246

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	BTMD	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement.

On February 13, 2024, biote Corp., a Delaware corporation (the “Company”) entered into a binding settlement term sheet (the “Settlement Term Sheet”) with respect to its previously disclosed litigation with one of the Company’s stockholders, Dr. Gary S. Donovitz (“Donovitz”) (the “Donovitz Litigation”). Pursuant to the Settlement Term Sheet, the Company and the other parties thereto have agreed to prepare and enter into a definitive settlement agreement (the “Settlement Agreement”), which will supersede the Settlement Term Sheet and substantially incorporate the terms thereof. Pursuant to the Settlement Term Sheet, the Company has agreed to repurchase all of the Class A common units of Biote Holdings, LLC (“Holdings Units”), shares of Class V common stock of the Company (“Class V Shares” and together with the Holdings Units, “Paired Interests”) and shares of Class A common stock of the Company (“Class A Shares”) currently beneficially owned by Donovitz for approximately $76.9 million in the aggregate, according to the following schedule: (i) approximately 5.1 million Class A Shares and approximately 3.1 million Paired Interests will be repurchased for approximately $32.2 million on the date the Settlement Agreement is signed (the “Closing Date”), (ii) approximately 4.1 million Paired Interests will be repurchased for approximately $15.1 million on the 12-month anniversary of the Closing Date, (iii) approximately 4.1 million Paired Interests will be repurchased for approximately $19.1 million on the 24-month anniversary of the Closing Date and (iv) approximately 2.0 million Paired Interests will be repurchased for approximately $10.5 million on the 36-month anniversary of the Closing Date. The parties have also agreed to, among other things, (i) a customary mutual release of all claims arising out of or relating to the Donovitz Litigation, (ii) the termination of the founder advisory agreement, dated as of May 18, 2022, by and between Donovitz and BioTE Medical, LLC, (iii) two year non-compete and non-solicitation agreements for Donovitz and (iv) the negotiation of and entry into a voting agreement with customary terms acceptable to the Company. The Settlement Agreement is expected to include customary representations, warranties and agreements by the parties in addition to the terms described above.

The foregoing description of the Settlement Term Sheet is a summary and is qualified in its entirety by the terms and conditions of the Settlement Term Sheet, a copy of which will be filed in the Company’s next quarterly report on Form 10-Q.

Item 7.01	Regulation FD Disclosure.

On February 20, 2024, the Company issued a press release announcing the terms of the Settlement Term Sheet. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

The information in this Item 7.01 and the attached Exhibit 99.1 are being furnished and shall not be deemed to be “filed” for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing made by the Company under the Securities or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated February 20, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

biote Corp.

By:	/s/ Teresa S. Weber
Name:	Teresa S. Weber
Title:	Chief Executive Officer

Date: February 20, 2024